Exhibit (a)(8)

The Latin American Discovery Fund, Inc.

(For Immediate Release)

New York, New York, March 22, 2004 — The Latin American Discovery Fund, Inc. (NYSE: LDF) (the “Fund”) announced today that, in accordance with its tender offer for up to 1,602,211 of its issued and outstanding shares of common stock, which expired on March 16, 2004, the Fund has accepted 1,602,211 shares for payment on Wednesday, March 24, 2004 at $14.48 per share. The 1,602,211shares represent 15% of the Fund’s outstanding shares. A total of 7,072,317 shares were properly tendered and not withdrawn by March 16, 2004, the final date for withdrawals. Therefore, on a pro rated basis, approximately 20.94% of the shares so tendered by each tendering stockholder have been accepted for payment.

The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (LDF). The Fund’s investment objective is long-term capital appreciation through investment primarily in equity securities of Latin American issuers and by investing, from time to time, in debt securities issued or guaranteed by Latin American governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund’s investment manager.

For further information regarding the Tender Offer, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at (800) 210-9286.